SECURITIES AND EXCHANGE SYSTEM
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number 1-12727


                           NOTIFICATION OF LATE FILING

 (Check One):  |X| Form 10-K   |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
               |_|   Form N-SAR
     For Period Ended:  12/31/99
_______________________________________________________________________________
|_|   Transition Report on Form 10-K       |_|  Transition Report on From 10-Q
|_|   Transition Report on Form 20-K       |_|  Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

     For the Transition Period Ended:  ________________________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein,

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    SENTRY TECHNOLOGY CORPORATION
                       --------------------------------------------------------
Former name if applicable

                           350 WIRELESS BOULEVARD
-------------------------------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)

                           HAUPPAUGE, NEW YORK 11788
-------------------------------------------------------------------------------
City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quartile report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not completed its review of the year-end results which may be affected by certain inventory write-downs, related restructuring charges, write-downs of certain long-lived assets resulting from changes in the Company's business plan and the effect of pending financing.


                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contract in regard to this notification.

           JOSEPH HELLERSTEIN                            212-806-6418
-------------------------------------------------------------------------------
              (Name)                             (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Based upon preliminary data, the Company anticipates that revenues for the fourth quarter of 1999 will be approximately $4.1 million, as compared to $7.7 million reported in the fourth quarter of 1998. The net loss for the quarter after preferred dividends is estimated to be $7.7 million, or a loss of $.79 per diluted share versus a loss of $1.9 million, or $.20 per diluted share, reported in the fourth quarter of 1998.

     Revenues for 1999 are estimated to be $22.3 million, as compared to $28.2 million reported in 1998. The net loss for 1999 after preferred dividends is estimated to be $12.4 million or a $1.27 loss per diluted share as compared to $5.8 million or $.59 per diluted share in 1998.

          The company's 1999 fourth quarter and year-end results include pretax restructuring and special charges expected to be $5.1 million. These charges are expected to include an estimated $.6 million in restructuring charges, write-downs of good will of an estimated $2.4 million and inventory write-downs expected to be approximately $2.1 million.

_______________________________________________________________________________
                          SENTRY TECHNOLOGY CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date  MARCH 30, 2000                By: /s/ Peter J. Mundy
      -----------------                -----------------------
                                       Peter J. Mundy
                                       Vice-President-Finance, Chief Financial
                                       and Accounting Officer, Secretary and
                                       Treasurer


          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

          (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934.

          (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5) ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.